FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Evusheld Positive EU CHMP Opinion

24 March 2022 18:00 GMT

Evusheld long-acting antibody combination recommended for approval in the EU for the pre-exposure prophylaxis (prevention) of COVID-19

Recommendation based on Phase III PROVENT trial showing
a significant reduction in the risk of developing symptomatic COVID-19, with protection lasting at least six months

AstraZeneca's Evusheld (tixagevimab co-packaged with cilgavimab), a long-acting antibody combination, has been recommended for marketing authorisation in the European Union (EU) for the pre-exposure prophylaxis (prevention) of COVID-19 in a broad population of adults and adolescents aged 12 years and older weighing at least 40 kg.

People not adequately protected by a COVID-19 vaccine may particularly benefit from pre-exposure prophylaxis with Evusheld. This includes about three million people in the EU who are immunocompromised or being treated with immunosuppressive medicines.1

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on a review of Evusheld data, including results from the PROVENT Phase III pre-exposure prophylaxis trial, which showed a 77% reduction in the risk of developing symptomatic COVID-19 compared to placebo at the primary analysis and an 83% reduction at a six month median analysis, with protection from the virus continuing for at least six months.2-4 Evusheld was generally well-tolerated in the trial.2-4

Hugh Montgomery, Professor of Intensive Care Medicine at University College London, UK and Evusheld investigator said: "Despite the success of vaccinations, we still need additional measures to prevent the spread of COVID-19 infections in Europe, where the number of cases of the highly transmissible BA.2 subvariant is rapidly increasing and where public health safety measures have been relaxed in many countries. This broad recommendation for Evusheld will allow health authorities in the EU to identify priority, high-risk populations needing additional protection such as people with cancer, transplant patients, or anyone taking immunosuppressive medicines, as well as those at increased risk of exposure."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "Today's positive CHMP recommendation represents a significant step forward in our ongoing efforts to introduce additional, important preventative measures for people in Europe at higher risk of developing COVID-19. Evusheld has the potential to provide long-lasting protection to vulnerable populations such as the immunocompromised who can't mount an adequate response to a COVID-19 vaccine, and we'll continue to work with governments in Europe to make Evusheld available as quickly as possible."

The recommended dose of Evusheld in Europe is 150mg of tixagevimab and 150mg of cilgavimab, administered as two separate sequential intramuscular (IM) injections.

There is a growing body of evidence from multiple independent in vitro and in vivo (animal model) studies supporting the potential of Evusheld to protect against the BA.1, BA.1.1 and BA.2 Omicron SARS-CoV-2 subvariants in circulation around the world.5-7 New data from Washington University School of Medicine demonstrated Evusheld retained potent neutralising activity against the emerging and highly transmissible BA.2 subvariant, which is the dominant strain in many European countries and currently accounts for nearly 60% of COVID-19 infections in Europe.7,8  This study also showed Evusheld reduced viral burden and limited inflammation in the lungs (in vivo) across all Omicron variants.7

Evusheld is authorised for emergency use for pre-exposure prophylaxis of COVID-19 in the US and in six countries in Europe. Evusheld has also been granted conditional marketing authorisation by the Medicines and Healthcare products Regulatory Agency (MHRA) in Great Britain for pre-exposure prophylaxis of COVID-19.

AstraZeneca anticipates that the European Commission will shortly complete its review of the CHMP positive opinion to determine whether to grant marketing authorisation.

Evusheld is the only long-acting antibody combination with positive Phase III data in the prevention and treatment of COVID-19.3,9 AstraZeneca is progressing with filings around the globe for potential emergency use authorisation or marketing approval of Evusheld in both COVID-19 prophylaxis and treatment.

Notes

Evusheld
Evusheld, formerly known as AZD7442, is a combination of two long-acting antibodies - tixagevimab (AZD8895) and cilgavimab (AZD1061) - derived from B-cells donated by convalescent patients after SARS-CoV-2 infection. Discovered by Vanderbilt University Medical Center and licensed to AstraZeneca in June 2020, the human monoclonal antibodies bind to distinct sites on the SARS-CoV-2 spike protein10 and were optimised by AstraZeneca with half-life extension and reduction of Fc effector function. The half-life extension more than triples the durability of its action compared to conventional antibodies;11-13 data from the PROVENT Phase III trial show protection lasting at least six months.14 The reduced Fc effector function aims to minimise the risk of antibody-dependent enhancement of disease - a phenomenon in which virus-specific antibodies promote, rather than inhibit, infection and/or disease.15

Evusheld received Emergency Use Authorisation (EUA) in the US in December 2021 for the pre-exposure prophylaxis (prevention) of COVID-19 in people with moderate to severe immune compromise due to a medical condition or immunosuppressive medications and who may not mount an adequate immune response to COVID-19 vaccination, as well as those individuals for whom COVID-19 vaccination is not recommended due to a history of severe adverse reaction to a COVID-19 vaccine. Evusheld is also authorised for use and being supplied in several other countries around the world.

The primary data supporting the Evusheld EUA are from the ongoing PROVENT Phase III pre-exposure prevention trial, which showed a statistically significant reduction (77% at primary analysis, 83% at median six month analysis) in the risk of developing symptomatic COVID-19 compared to placebo, with protection from the virus continuing for at least six months. Follow-up is ongoing to establish the full duration of protection provided by Evusheld.

In October 2021, AstraZeneca announced positive high-level results from the TACKLE Phase III outpatient treatment trial in which a 600mg IM dose of Evusheld was generally well-tolerated. AstraZeneca is discussing the TACKLE mild-to-moderate COVID-19 treatment data with health authorities.

Evusheld was well-tolerated in the trials.

Evusheld is being developed with support from the US government, including federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority in partnership with the Department of Defense; Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense, under Contract No. W911QY-21-9-0001.

Under the terms of the licensing agreement with Vanderbilt, AstraZeneca will pay single-digit royalties on future net sales.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   AstraZeneca Data on File.
2.   US Food and Drug Administration. FACT SHEET FOR HEALTHCARE PROVIDERS: EMERGENCY USE AUTHORIZATION FOR EVUSHELDTM (tixagevimab co-packaged with cilgavimab). Available at: https://www.fda.gov/media/154701/download [Last accessed March 2022].
3.   AstraZeneca news release. AZD7442 PROVENT Phase III prophylaxis trial met primary endpoint in preventing COVID-19. Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/azd7442-prophylaxis-trial-met-primary-endpoint.html [Last accessed: March 2022].
4.   AstraZeneca news release. New analyses of two AZD7442 COVID-19 trials in high-risk populations confirm robust efficacy and long-term prevention.  Available at: https://www.astrazeneca.com/media-centre/press-releases/2021/new-analyses-of-two-azd7442-covid-19-phase-iii-trials-in-high-risk-populations-confirm-robust-efficacy-and-long-term-prevention.html. [Last accessed: March 2022]
5.   Dejnirattisai W, et al. SARS-CoV-2 Omicron-B.1.1.529 leads to widespread escape from neutralizing antibody responses. Cell. 2022;185(3):467-484.e15.
6.   VanBlargan LA, et al. An infectious SARS-CoV-2 B.1.1.529 Omicron virus escapes neutralization by therapeutic monoclonal antibodies. Nature Medicine. 2022. 28:490-495.
7.   Case, J et al. Resilience of S309 and AZD7442 monoclonal antibody treatments against infection by SARS-CoV-2 Omicron lineage strains. Available at: https://www.biorxiv.org/content/10.1101/2022.03.17.484787v1 [Last accessed March 2022].
8.   COVID CG. (2022). GISAID. Available at: https://covidcg.org/?groupKey=lineage®ion=Europe&residueCoordinates=1%2C1274&selectedGene=S&tab=group [Last accessed: March 2022].
9.   AstraZeneca news release. Evusheld reduced risk of developing severe COVID-19 or death in TACKLE Phase III outpatient treatment trial. Available at: https://www.astrazeneca.com/content/astraz/media-centre/press-releases/2021/Evusheld-phiii-trial-positive-in-covid-outpatients.html. [Last accessed: March 2022].
10.  Dong J, et al. Genetic and structural basis for recognition of SARS-CoV-2 spike protein by a two-antibody cocktail. bioRxiv. 2021; doi: 10.1101/2021.01.27.428529.
11.  Robbie GJ, et al. A novel investigational Fc-modified humanized monoclonal antibody, motavizumab-YTE, has an extended half-life in healthy adults. Antimicrob Agents Chemother. 2013; 57 (12): 6147-53.
12.  Griffin MP, et al. Safety, tolerability, and pharmacokinetics of MEDI8897, the respiratory syncytial virus prefusion F-targeting monoclonal antibody with an extended half-life, in healthy adults. Antimicrob Agents Chemother. 2017; 61(3): e01714-16.
13.  Domachowske JB, et al. Safety, tolerability and pharmacokinetics of MEDI8897, an extended half-life single-dose respiratory syncytial virus prefusion F-targeting monoclonal antibody administered as a single dose to healthy preterm infants. Pediatr Infect Dis J. 2018; 37(9): 886-892.
14.  van Erp EA, et al. Fc-mediated antibody effector functions during respiratory syncytial virus infection and disease. Front Immunol. 2019; 10: 548.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary